UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 24, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony or the Company)

Harmony publishes its suite of reports for the financial year ended 30 June 2025, which includes its notice of the electronic annual general meeting (AGM), a no change statement and proposed changes to the composition of Harmony’s board committees

Johannesburg. Friday, 24 October 2025. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to announce the publication and distribution of its annual reporting suite for the financial year ended 30 June 2025 (FY25).

The reporting suite includes:
•Integrated report 2025
•Sustainability report 2025
•Operational report 2025
•Financial report 2025
•Mineral Resources and Mineral Reserves 2025
•Climate Action and Impact report 2025
•Remuneration report 2025
•Notice to shareholders with notice of electronic annual general meeting 2025

All the above reports are available
at https://www.harmony.co.za/investors/annual-reports/2025/ and at https://www.har.co.za/25/. Printed copies of Harmony’s suite of FY25 reports are also available upon request, free of charge from the Investor Relations department at HarmonyIR@harmony.co.za.

“FY25 marked another year of consistent delivery for Harmony. We met production guidance for the 10th consecutive year, delivered record free cash flows, and provided strong shareholder returns alongside our growth aspirations. Celebrating our 75th anniversary, gold remains our core business as we expand into copper to enhance our portfolio and diversify our operating footprint. Our success has been built by keeping safety, sustainability and operational excellence as non-negotiables. Mining with purpose enables us to deliver enduring value to our stakeholders as we transition into a higher-quality, globally competitive gold and copper producer,” says Beyers Nel, Harmony’s CEO.

The Company wishes to notify shareholders of its Broad Based Black Economic Empowerment report included on page 146 in its

Sustainability Report 2025. Harmony remains a Company committed to the transformation agenda in South Africa. In compliance with Section 13G (2) of the Broad-Based Black Economic Empowerment Amendment Act No. 46 of 2013 as amended, and paragraph 16.21(g) of the JSE Limited Listings Requirements, the Company’s B-BBEE annual compliance report is available on the Company’s website at
https://www.harmony.co.za/sustainability/governance/bbbee-commission-report-2025

The audited annual financial statements for FY25 (AFS25) are included as part of the Company’s suite of reports. These audited AFS25 contain no modifications to the financial results published on 28 August 2025.

The AFS25 were audited by the Company’s external auditors, Ernst & Young Inc. and their unqualified report, contained in the AFS25, is also available for inspection at the registered office of the Company.

Shareholders are further advised that the 2025 Financial Report, containing the AFS25, is also available on the JSE cloudlink
https://senspdf.jse.co.za/documents/2025/jse/isse/HARE/AFS2025.pdf.

The Form 20F: Harmony’s annual filing will be submitted to the United States Securities and Exchange Commission (SEC) on Friday, 31 October 2025 and will be available on the Company’s website and the SEC’s website at www.sec.gov.

NOTICE OF ELECTRONIC ANNUAL GENERAL MEETING

The AGM of the Company will be held entirely by electronic communication on Wednesday, 26 November 2025 at 11:00 (SA time), to transact the business as stated in the notice of AGM which is available on the Company website. The record date for the purpose of determining which shareholders of the Company are entitled to receive this notice of AGM is Friday, 17 October 2025. The record date in order to participate and vote at the AGM is Friday, 21 November 2025, accordingly the last date to trade is Tuesday, 18 November 2025.

PROPOSED CHANGES TO THE COMPOSITION OF HARMONY’S BOARD COMMITTEES

Shareholders are further advised that Harmony intends to implement the following changes to the composition of the Social and Ethics Committee (“Committee”), subject to the election of the following individuals at the upcoming AGM:

•The board of directors of the Company (“Board”) has approved the appointment of Ms Zanele Matlala as Chairperson of the Committee with effect from the conclusion of the AGM, but subject to her election by the Company’s shareholders as a director of the Company and as a member of the Committee at the upcoming AGM; and
•Ms Karabo Nondumo will step down from her position as Chairperson of the Committee, but will remain a member of the Committee, in each case subject to her election by the Company’s shareholders as a member of the Committee at the upcoming AGM.

Ends.

For more details contact:

Shela Mohatla
Executive: Group Company Secretary
+27(0) 71 571 4249

Johannesburg, South Africa
24 October 2025

Sponsor: J.P. Morgan Equities South Africa Propriety Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 24, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director